UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29838 / October 18, 2011

_____

In the Matter of   :
                                                                        :
DFA INVESTMENT DIMENSIONS GROUP INC.   :
DIMENSIONAL EMERGING MARKETS VALUE FUND   :
DIMENSIONAL INVESTMENT GROUP INC.   :
THE DFA INVESTMENT TRUST COMPANY   :
DIMENSIONAL FUND ADVISORS LP   :
DFA SECURITIES LLC   :
6300 Bee Cave Road   :
Building One   :
Austin, TX 78746   :
                                                                        :
(812-13943)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund ,
Dimensional Investment Group Inc., The DFA Investment Trust Company, Dimensional
Fund Advisors LP, and DFA Securities LLC filed an application on August 19, 2011,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act")
granting an exemption from rule 12d1-2(a) under the Act. The order would permit open-
end management investment companies relying on rule 12d1-2 under the Act to invest in
certain financial instruments.

On September 22, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29820). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth
in the application, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund, Dimensional Investment Group Inc., The DFA Investment Trust Company, Dimensional Fund Advisors LP, and DFA Securities LLC (File No. 812-13943) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary